Aflac Incorporated 2nd Quarter 2005 Form 10-Q

EXHIBIT 11

Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Numerator (in millions):
Basic: net earnings applicable
to common stock	$336	$258	$664	$563
Diluted: net earnings applicable
to common stock	336	258	664	563

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	501,426	508,353	502,063	509,138

Average outstanding shares used in the
computation of earnings per share - basic	501,426	508,353	502,063	509,138
Dilutive effect of stock options	6,576	9,507	6,659	9,469

Average outstanding shares used in the
computation of earnings per share - diluted	508,002	517,860	508,722	518,607

Earnings per share:
Basic	$.67	$.51	$1.32	$1.11
Diluted	.66	.50	1.30	1.09

EXH 11-1